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8.1   List of subsidiaries and jurisdictions of Offshore Systems
      International Ltd.

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List of Subsidiaries and Jurisdictions

                  Offshore Systems Ltd., British Columbia
                  Offshore Charts Ltd., Yukon Territory
                  Offshore Systems International Inc., Washington, United States Offshore Survey and Positioning Services, British Columbia